As filed with the Securities and Exchange Commission on January 23, 2004
                                                       Registration No. 333-
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                               ------------------

                                    XOMA Ltd.
             (Exact name of registrant as specified in its charter)

              Bermuda                                          52-2154066
  (State or other jurisdiction of                           (I.R.S. Employer
   incorporation or organization)                         Identification No.)

                               2910 Seventh Street
                           Berkeley, California 94710
                                 (510) 204-7200
          (Address, including ZIP code, and telephone number, including area code, of registrant's principal executive offices)
                               ------------------

                          CHRISTOPHER J. MARGOLIN, ESQ.
                                    XOMA Ltd.
                               2910 Seventh Street
                           Berkeley, California 94710
                                 (510) 204-7292
                       (Name, address, including ZIP code,
                              and telephone number,
                          including area code, of agent
                                  for service)
                               ------------------

                                    Copy to:
                           GEOFFREY E. LIEBMANN, ESQ.
                             CAHILL GORDON & REINDEL
                                 80 Pine Street
                            New York, New York 10005
                                 (212) 701-3000
                               ------------------

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement. / /

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. /X/

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         CALCULATION OF REGISTRATION FEE

     Title of Each Class                                   Proposed             Proposed
        of Securities                  Amount               Maximum              Maximum             Amount of
            To Be                      To Be            Offering Price          Aggregate          Registration
          Registered                 Registered           per Unit(1)       Offering Price(1)           Fee
------------------------------- --------------------- -------------------- -------------------- --------------------

Common Shares,
par value U.S.$.0005
per share...................     2,300,395(2)(3)(4)         $7.165             $16,482,330            $1,333

(1) Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c).

(2) Includes a like number of Preference Share Purchase Rights (the "Rights"). Since no separate consideration is paid for the Rights, the registration fee is included in the fee for the Common Shares.

(3) Pursuant to Rule 416 under the Securities Act of 1933, any additional Common Shares issued as a result of share subdivision, bonus issue or similar transactions are deemed to be registered herewith.

(4) In addition to the 2,300,395 Common Shares being registered hereunder, pursuant to Rule 429(b) under the Securities Act of 1933, 1,518,000 Common Shares are being carried forward from the Registrant's prior registration statement on Form S-3 (File No. 333-84585), filed with the Securities and Exchange Commission on August 5, 1999 and 50,000 Common Shares are being carried forward from the Registrant's prior registration statement on Form S-3 (File No. 333-07263), filed with the Securities and Exchange Commission on June 28, 1996.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------

The information contained in this prospectus is not complete and may be changed. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Prospectus                                                Subject to Completion,
                                                          dated January 23, 2004

                                    XOMA Ltd.
                             3,868,395 Common Shares
--------------------------------------------------------------------------------


o All of the common shares covered by this prospectus are being offered by Genentech, Inc. and have been previously issued to Genentech or will be issued to Genentech by XOMA upon conversion of the preference shares held by Genentech.

o We have used the proceeds from the common shares previously issued to Genentech covered by this prospectus and the convertible subordinated debt issued to Genentech, which was repaid in part with the issuance of preference shares that are convertible into common shares covered by this prospectus, for the development of RAPTIVA(TM), a humanized anti-CD11a monoclonal antibody, in collaboration with Genentech.

o The preference shares issued to Genentech that are convertible into the common shares covered by this prospectus repaid a portion of the convertible subordinated debt issued to Genentech. We have benefited from this cancellation of indebtedness.

o Genentech will receive all of the proceeds of its sale of such common shares to you.

o Our common shares are listed on the Nasdaq National Market under the symbol "XOMA." The last reported sale price for the common shares on January 20, 2004 was $7.18 per share.



--------------------------------------------------------------------------------

     This investment involves a high degree of risk. Consider carefully the risk factors beginning on page 5 of this prospectus before you invest.

                              --------------------

     Neither the SEC nor any state securities commission has approved these securities or determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

                              --------------------

                      The date of this prospectus is       ,2004.

                                TABLE OF CONTENTS


                                                                            Page

PROSPECTUS SUMMARY...........................................................2
RISK FACTORS.................................................................5
INCORPORATION OF INFORMATION WE FILE WITH THE SEC...........................17
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS...........................18
PRICE RANGE OF COMMON SHARES AND DIVIDEND INFORMATION.......................19
USE OF PROCEEDS.............................................................20
SELLING SHAREHOLDER.........................................................21
DESCRIPTION OF SHARE CAPITAL................................................23
PLAN OF DISTRIBUTION........................................................26
LEGAL OPINION...............................................................27
EXPERTS.....................................................................27
WHERE YOU CAN GET MORE INFORMATION..........................................27

                               PROSPECTUS SUMMARY

XOMA

     We are a biopharmaceutical company that develops and manufactures recombinant antibodies and other protein products to treat cancer, immunological and inflammatory disorders, and infectious diseases. Our current product development programs include:

o RAPTIVA(TM) (Efalizumab) is a humanized anti-CD11a monoclonal antibody developed to treat immune system disorders. In October of 2003, the FDA approved RAPTIVA(TM) for the treatment of chronic moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. Genentech has granted Serono S.A. exclusive marketing rights to RAPTIVA(TM) outside the U.S. and Japan. In February of 2003, Serono announced the filing of an application for European Union marketing approval of RAPTIVA(TM) in moderate-to-severe plaque psoriasis.

     In January of 2003, we announced initiation of a Phase II study to evaluate RAPTIVA(TM) as a possible treatment for patients with psoriatic arthritis. Genentech and we continue to assess additional indications for RAPTIVA(TM).

o In December of 2003, we and Alexion Pharmaceuticals, Inc. agreed to collaborate for the development and commercialization of an antibody to treat chemotherapy-induced thrombocytopenia. The c-MPL antibody was designed to mimic the activity of human thrombopoietin, a naturally occurring protein responsible for platelet production.

o Millennium Pharmaceuticals, Inc.'s biotherapeutic agent, MLN2222, also known as CAB-2, is being developed to reduce death and heart attacks in patients undergoing procedures involving cardiopulmonary bypass surgery pursuant to a collaboration agreement with Millennium that was announced in November of 2001. In December of 2003, we announced the initiation of Phase I clinical testing of the compound.

o XMP.629 is a BPI-derived topical anti-infective compound that is in preclinical testing as a treatment for acne. In September of 2003 and January of 2004, respectively, we announced the initiation of Phase I and Phase II testing.

o NEUPREX(R), also known as rBPI21, is a genetically-engineered fragment of a particular human protein. We completed a Phase III efficacy clinical trial in 1999, testing NEUPREX(R) in severe pediatric meningococcemia, but the data from the trial were determined not to be sufficient to file for regulatory approval. Further development of this product continued under a license agreement with a division of Baxter Healthcare Corporation, and a Phase II study testing NEUPREX(R) in Crohn's disease completed enrollment in November of 2002. In July of 2003, our licensing arrangement with Baxter for NEUPREX(R) was terminated, and the rights returned to us. In October of 2003, we and Children's Medical Center Dallas announced the initiation of clinical testing of NEUPREX(R) in pediatric open heart surgery patients. Future development plans are under review.

o We are developing BPI-derived anti-angiogenic compounds with potential application for treating retinal disorders. Results of in vitro and in vivo studies conducted by Joslin Diabetes Center at Harvard University, presented in April of 2001 and published in February of 2002, showed that compounds derived from BPI inhibit the function of multiple growth factors involved in blood vessel formation and angiogenesis in the retina while sparing key retinal cells (pericytes). These data suggest that these compounds may have potential for treating retinal disorders. We are conducting further research together with Joslin.

o ING-1 is a Human Engineered(TM) recombinant monoclonal antibody that binds with high affinity to an antigen expressed on epithelial cell cancers (breast, colorectal, prostate and others) that is designed to destroy cancer cells by recruiting the patient's own immune system. Enrollment has been completed in two Phase I studies testing intravenous administration in advanced adenocarcinoma patients, which showed safety and tolerability results that supported further clinical development. An additional Phase I study with subcutaneous administration showed similar results. Further product development efforts will depend on future collaborative arrangements. The ING-

     1 monoclonal antibody incorporates our patented Human Engineering(TM) technology, designed to reduce immunogenicity.

     We have experienced significant losses and, as of September 30, 2003, we had an accumulated deficit of $580.0 million. For the nine months ended September 30, 2003, we had a net loss of approximately $39.0 million, or $0.54 per common share (basic and diluted). For the year ended December 31, 2002, we had a net loss of approximately $33.2 million, or $0.47 per common share (basic and diluted). We expect to incur additional losses in the future, primarily due to launch related sales and marketing expenses for RAPTIVATM, as well as development costs related to the Alexion and Millennium collaborations and our XMP.629 compound.

     Based on current spending levels, revenue estimates, net proceeds received from our recent underwritten public offering, repayment obligations of our debt owed to Genentech for our share of RAPTIVA(TM) sales, marketing and development costs, outstanding loans from Genentech, issuance of shares in repayment of the remainder of the development loan from Genentech and financing commitments from Millennium under the collaborative agreement between the companies, we estimate we have sufficient cash resources, together with sources of funding available to us, to meet our current net cash consumption levels through at least the end of 2005. Continuing losses on RAPTIVA(TM) or any other significant revenue shortfalls, or increases in planned spending on research, development or sales and marketing programs could materially shorten this period. The recent FDA approval of RAPTIVATM is expected to improve operating cash flow to the extent of XOMA's share of operating profits from sales of RAPTIVATM in the U.S., but requires repayment of amounts owed to Genentech under the financial arrangements as discussed below. Our actual share of profits or losses from RAPTIVATM may materially impact our cash balances. Additional licensing arrangements or collaborations or other new equity or other financing arrangements could potentially extend or shorten this period. We continue to evaluate alternative financing arrangements to strengthen our overall financial position and mitigate liquidity risks. For a further discussion of the risks related to our business and their effects on our cash flow and ability to raise new funding on acceptable terms, see "Risk Factors."

Material Terms Of Arrangement With Genentech

     In April of 1996, we entered into a collaborative agreement with Genentech to jointly develop RAPTIVA(TM) for treatment of psoriasis and organ transplant rejection. In connection with the agreement, Genentech purchased 1.5 million common shares for approximately $9.0 million and agreed to lend us our share of the development costs for RAPTIVA(TM) until the completion of Phase III clinical trials and FDA approval. This funding was through the issuance of convertible subordinated notes due at the earlier of April of 2005 or upon regulatory approval of RAPTIVA(TM).

     On October 27, 2003, the FDA approved RAPTIVA(TM) for the treatment of chronic moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. Under the terms of our financing arrangement with Genentech, this approval triggered a 90-day period at the end of which the convertible subordinated debt would have matured. For payment of the convertible subordinated debt, we elected pursuant to the development loan agreement to defer payment of $40.0 million as an offset against our proceeds from our 25% share of U.S. operating profits on the product and to pay the remaining balance (approximately $29.6 million) with preference shares before December 31, 2003. These preference shares were issued in December of 2003 and are convertible into an aggregate of 3,818,395 common shares at a conversion price of approximately $7.75 per share.

     We have agreed to register the resale of the common shares that we may issue to Genentech upon conversion of these preference shares. This prospectus is intended to satisfy these registration obligations.

     The 3,868,395 shares covered by this prospectus consist of

o    50,000 common shares held by Genentech; and

o 3,818,395 of our common shares into which the preference shares issued to Genentech may be converted based on the conversion price of approximately $7.75 per share and in the aggregate would have represented approximately 4.6% of our outstanding common shares as of January 20, 2004, after giving effect to their issuance.

                                  RISK FACTORS

     You should carefully consider the following factors and other information in this prospectus before deciding to invest in our common shares. You should also consider carefully the other information contained, or incorporated by reference, in this prospectus. The actual results of our business could differ materially from those described as a result of these risk factors. In such case, the trading price of our common shares could decline, and you may lose all or part of the money you paid to buy our common shares.

Risks Relating To Our Business

The Marketing And Sales Effort In Support Of Our Only Product To Receive Regulatory Approval Has Only Recently Begun And May Not Be Successful.

     RAPTIVA(TM), our only product to receive regulatory approval, was approved by the FDA on October 27, 2003 for the treatment of chronic moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. Genentech is responsible for the marketing and sales effort in support of this product and has only recently commenced, and launched, the full intended scope of this effort. Unless and until RAPTIVA(TM) is approved in this or other indications outside the United States, our interest in this product in this indication is limited to our 25% share of the operating profits from sales of the product in the United States. We currently have no active role in this marketing and sales effort. Successful commercialization of this product is subject to a number of risks, including Genentech's ability to implement its marketing and sales effort and achieve sales; the strength of competition from other products being marketed or developed to treat psoriasis; physicians' and patients' acceptance of RAPTIVA(TM) as a treatment for psoriasis; Genentech's ability to provide manufacturing capacity to meet demand for the product; and pricing and reimbursement issues. Many of these risks are discussed in more detail below.

Because All Of Our Products Are Still Being Developed, We Will Require Substantial Funds To Continue; We Cannot Be Certain That Funds Will Be Available And, If Not Available, We May Have To Take Actions Which Could Adversely Affect Your Investment.

     If adequate funds are not available, we may have to dilute or otherwise adversely affect the rights of existing shareholders, curtail or cease operations, or file for bankruptcy protection in extreme circumstances. We have spent, and we expect to continue to spend, substantial funds in connection with:

     o research and development relating to our products and production technologies

     o    expansion of our production capabilities

     o    various human clinical trials and

     o    protection of our intellectual property.

     Based on current spending levels, revenue estimates, net proceeds received from out recent underwritten public offering, repayment obligations of our debt owed to Genentech for our share of RAPTIVATM marketing costs, deferral of a portion of our development loan from Genentech, issuance of shares in repayment of the remainder of our development loan from Genentech and financing commitments from Millennium, we estimate we have sufficient cash resources, together with sources of funding available to us, to meet our current net cash consumption levels through at least the end of 2005. However, continuing losses on RAPTIVATM or to the extent we experience changes in the timing or size of expenditures or unanticipated expenditures, or if our collaborators do not meet their obligations to us or anticipated revenues otherwise do not materialize, these funds may not be adequate for this period. In particular, our share of profits or losses from RAPTIVATM may materially impact our cash resources. As a result, we do not know whether:

     o    operations will generate meaningful funds

     o    additional agreements for product development funding can be reached

     o    strategic alliances can be negotiated or

     o adequate additional financing will be available for us to finance our own development on acceptable terms, if at all.

     Cash balances and operating cash flow are influenced primarily by the timing and level of payments by our licensees and development partners, as well as by our operating costs.

     Specifically, although the recent FDA approval of RAPTIVATM would generally be expected to improve operating cash flow to the extent of XOMA's share of operating profits from sales of RAPTIVATM in the U.S., such approval also requires repayment in cash, shares or deferred repayment of up to $40.0 million of amounts owed to Genentech (approximately $54 million under both loan agreements as of December 31, 2003). In November of 2003, we announced our election to defer $40.0 million of such repayment and to repay the remainder of the development loan using shares. The commercialization loan is payable only in cash and approximately $3 million is due in January of 2004 and approximately $11 million is due in April of 2004. In addition, the receipt of regulatory approval terminated Genentech's obligation to continue to loan us our portion of development and commercialization expenses for RAPTIVA(TM).

Most Of Our Therapeutic Products Have Not Received Regulatory Approval. If These Products Do Not Receive Regulatory Approval, Neither Our Third Party Collaborators Nor We Will Be Able To Manufacture And Market Them.

     Our products cannot be manufactured and marketed in the United States and other countries without required regulatory approvals. Only one of our therapeutic products has received regulatory approval. The United States government and governments of other countries extensively regulate many aspects of our products, including:

     o    testing,

     o    manufacturing,

     o    promotion and marketing, and

     o    exporting.

     In the United States, the FDA regulates pharmaceutical products under the Federal Food, Drug, and Cosmetic Act and other laws, including, in the case of biologics, the Public Health Service Act. At the present time, we believe that most of our products will be regulated by the FDA as biologics. The FDA has consolidated its responsibility for reviewing new pharmaceutical products into its Center for Drug Evaluation and Research, the body that formerly reviewed only drug products, combining that operation with part of its biologics review operation, the Center for Biologics Evaluation and Research. Because implementation of this plan may not be complete, we do not know when or how this change might affect us. State regulations may also affect our proposed products.

     The FDA has substantial discretion in both the product approval process and manufacturing facility approval process and, as a result of this discretion and uncertainties about outcomes of testing, we cannot predict at what point, or whether, the FDA will be satisfied with our or our collaborators' submissions or whether the FDA will raise questions which may be material and delay or preclude product approval or manufacturing facility ap-proval. As we accumulate additional clinical data, we will submit it to the FDA, which may have a material impact on the FDA product approval process.

     Our potential products will require significant additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. This process is lengthy, often taking a number of years, and expensive. As clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals, the length of time necessary to complete clinical trials and to submit an application for marketing approval for a final decision by a regulatory authority varies significantly. As a result, it is uncertain whether:

     o    our future filings will be delayed,

     o    our studies will be successful,

     o    we will be able to provide necessary additional data,

     o    our future results will justify further development, or

     o we will ultimately achieve regulatory approval for any of these products.

For example,

     o in 1996, we and Genentech began testing RAPTIVATM in patients with moderate-to-severe psoriasis. In April of 2002, we and Genentech announced that a pharmacokinetic study conducted on RAPTIVATM comparing XOMA-produced material and Genentech-produced material did not achieve the pre-defined statistical definition of comparability, and the FDA requested that another Phase III study be completed before the filing of a Biologics License Application for RAPTIVATM, delaying the filing of a Biologics Licensing Application with the FDA for RAPTIVATM beyond the previously-planned time frame of the summer of 2002. In March 2003, we announced completion of enrollment in a Phase II study of RAPTIVATM in patients suffering from rheumatoid arthritis. In May of 2003, we and Genentech announced our decision to terminate Phase II testing of RAPTIVATM in patients suffering from rheumatoid arthritis based on an evaluation by an independent Data Safety Monitoring Board that suggested no overall net clinical benefit in patients receiving the study drug. We have also completed enrollment in a Phase II study of RAPTIVATM as a possible treatment for patients with psoriatic arthritis. Although we expect to know preliminary results of the psoriatic arthritis trial by the first quarter of 2004, we do not know whether or when such testing will demonstrate product safety and efficacy in this patient population or result in regulatory approval. As is our practice, more details regarding the clinical data would be revealed at an upcoming medical conference or other appropriate scientific, peer-reviewed forum later in 2004.

     o in December of 1992, we began human testing of our NEUPREX(R) product, a genetically engineered fragment of a particular human protein, and licensed certain worldwide rights to Baxter. In April of 2000, members of the FDA and representatives of XOMA and Baxter discussed results from the Phase III trial that tested NEUPREX(R) in pediatric patients with a potentially deadly bacterial infection called meningococcemia, and senior representatives of the FDA indicated that the data presented were not sufficient to support the filing of an application for marketing approval at that time.

     Given that regulatory review is an interactive and continuous process, we maintain a policy of limiting announcements and comments upon the specific details of the ongoing regulatory review of our products, subject to our obligations under the securities laws, until definitive action is taken.

Because All Of Our Products Are Still Being Developed, We Have Sustained Losses In The Past And We Expect To Sustain Losses In The Future.

     We have experienced significant losses and, as of September 30, 2003, we had an accumulated deficit of $580.0 million.

     For the nine months ended September 30, 2003, we had a net loss of approximately $39.0 million, or $0.54 per common share (basic and diluted). For the year ended December 31, 2002, we had a net loss of approximately $33.2 million, or $0.47 per common share (basic and diluted). We expect to incur additional losses in the future, primarily due to increased sales and marketing expenses related to RAPTIVATM, on the Alexion collaboration, the Millennium collaboration and on our XMP.629 compound.

     Our ability to achieve profitability is dependent in large part on obtaining regulatory approval for our products and entering into agreements for product development and commercialization, both of which are uncertain. Our ability to fund our ongoing operations is dependent on the foregoing factors and on our ability to secure additional funds. Because all of our products are still being developed, we do not know whether we will ever achieve profitability or whether cash flow from future operations will be sufficient to meet our needs.

If Third Party Collaborators Do Not Successfully Develop And Market Our Products, We May Not Be Able To Do So On Our Own.

     Our financial resources and our marketing experience and expertise are limited. Consequently, we depend to a large extent upon securing the financial resources and marketing capabilities of third parties with whom we collaborate.

     o In April of 1996, we and Genentech entered into an agreement whereby we agreed to co-develop Genentech's humanized monoclonal antibody product RAPTIVATM. In April of 1999, the companies amended the agreement. In March of 2003, the companies further amended the agreement. In October of 2003, RAPTIVA(TM) was approved by the FDA for the treatment of chronic moderate-to-severe plaque psoriasis.

     o In November of 2001, we entered into a collaboration with Millennium to develop two of Millennium's products for certain vascular inflammation indications. In October of 2003, we announced that we had discontinued one of these products, MLN2201. In December of 2003, we announced the initiation of Phase I testing on the other product, MLN2222.

     o In December of 2003, we and Alexion Pharmaceuticals, Inc. agreed to collaborate for the development and commercialization of an antibody to treat chemotherapy-induced thrombocytopenia. The c-MPL antibody was designed to mimic the activity of human thrombopoietin, a naturally occurring protein responsible for platelet production.

     Because our collaborators are independent third parties, they may be subject to different risks than we are and have significant discretion in determining the efforts and resources they will apply. We do not know whether Genentech, Millennium or Alexion will successfully develop or market any of the products we are collaborating on.

     Even when we have a collaborative relationship, other circumstances may prevent it from resulting in successful development of marketable products.

          o In January of 2000, we licensed the worldwide rights to all pharmaceutical compositions containing a particular human protein for treatment of meningococcemia and additional potential future human clinical indications to Baxter. In July of 2003, this arrangement was terminated, and the rights returned to XOMA. Although we are evaluating future options for developing this product, we do not know whether any options we may pursue will succeed.

          o In January of 2001, we entered into a strategic process development and manufacturing alliance with Onyx to scale-up production to commercial volume of one of Onyx's cancer products. In June of 2003, Onyx notified XOMA that it was discontinuing development of the product and terminating the agreement so that it could focus on another of its anticancer compounds.

     Although we continue to evaluate additional strategic alliances and potential partnerships, we do not know whether or when any such alliances or partnerships will be entered into.

Because We Have No History Of Profitability And Because The Biotechnology Sector Has Been Characterized By Highly Volatile Stock Prices, Announcements We Make And General Market Conditions For Biotechnology Stocks Could Result In A Sudden Change In The Value Of Our Common Shares.

     As a biopharmaceutical company, we have experienced significant volatility in our common shares. Fluctuations in our operating results and general market conditions for biotechnology stocks could have a significant impact on the volatility of our common share price. From December 31, 2001 through January 20, 2004, our share price has ranged from a high of $12.19 to a low of $2.84. On January 20, 2004, the last reported sale price of the common shares as reported on the Nasdaq National Market was $7.18 per share. Factors contributing to such volatility include, but are not limited to:

          o    sales and estimated or forecasted sales of products

          o    results of preclinical studies and clinical trials

          o    information relating to the safety or efficacy of our products

          o    developments regarding regulatory filings

          o    announcements of new collaborations

          o    failure to enter into collaborations

          o    developments in existing collaborations

          o our funding requirements and the terms of our financing arrangements

          o announcements of technological innovations or new indications for our therapeutic products

          o    government regulations

          o    developments in patent or other proprietary rights

          o    the number of shares outstanding

          o    the number of shares trading on an average trading day

          o announcements regarding other participants in the biotechnology and pharmaceutical industries and

          o    market speculation regarding any of the foregoing.

We Or Our Third Party Collaborators May Not Be Able To Increase Existing Or Acquire New Manufacturing Capacity Sufficient To Meet Market Demand.

     Genentech will be responsible for manufacturing or arranging for the manufacturing of commercial quantities of RAPTIVA(TM). Should Genentech have difficulty in providing manufacturing capacity to produce RAPTIVA(TM) in sufficient quantities, we do not know whether we will be able to meet market demand. If any of our other products are approved, because we have never commercially introduced any pharmaceutical products, we do not know whether the capacity of our existing manufacturing facilities can be increased to produce sufficient quantities of our products to meet market demand. Also, if we or our third party collaborators need additional manufacturing facilities to meet market demand, we cannot predict that we will successfully obtain those facilities because we do not know whether they will be available on acceptable terms. In addition, any manufacturing facilities acquired or used to meet market demand must meet the FDA's quality assurance guidelines.

Because We Only Recently Received Approval For Our Only Approved Product And We Do Not And Cannot Currently Market Any Of Our Other Products For Commercial Sale, We Do Not Know Whether There Will Be A Viable Market For Our Products.

     Even though we and Genentech recently received FDA approval to market RAPTIVA(TM) and even if we receive regulatory approval for our other products, our products may not be accepted in the marketplace. For example, physicians and/or patients may not accept a product for a particular indication because it has been biologically derived (and not discovered and developed by more traditional means) if no biologically derived products are currently in widespread use in that indication, as is currently the case with psoriasis. Similarly, physicians may not accept RAPTIVA(TM) if they believe other products to be more effective or are more comfortable prescribing other products that have been on the market longer than RAPTIVA(TM). Consequently, we do not know if physicians or patients will adopt or use our products for their approved indications.

Other Companies May Render Some Or All Of Our Products Noncompetitive Or
Obsolete.

     Developments by others may render our products or technologies obsolete or uncompetitive. Technologies developed and utilized by the biotechnology and pharmaceutical industries are continuously and substantially changing. Competition in the areas of genetically engineered DNA-based and antibody-based technologies is intense and expected to increase in the future as a number of established biotechnology firms and large chemical and pharmaceutical companies advance in these fields. Many of these competitors may be able to develop products and processes competitive with or superior to our own for many reasons, including that they may have:

          o    significantly greater financial resources

          o    larger research and development and marketing staffs

          o    larger production facilities

          o entered into arrangements with, or acquired, biotechnology companies to enhance their capabilities or

          o extensive experience in preclinical testing and human clinical trials.

     These factors may enable others to develop products and processes competitive with or superior to our own or those of our collaborators. In addition, a significant amount of research in biotechnology is being carried out in universities and other non-profit research organizations. These entities are becoming increasingly inter-ested in the commercial value of their work and may become more aggressive in seeking patent protection and licensing arrangements.

     Furthermore, positive or negative developments in connection with a potentially competing product may have an adverse impact on our ability to raise additional funding on acceptable terms. For example, if another product is perceived to have a competitive advantage, or another product's failure is perceived to increase the likelihood that our product will fail, then investors may choose not to invest in us on terms we would accept or at all.

     Without limiting the foregoing, we are aware that:

          o it has been announced that Amgen Inc. tested its rheumatoid arthritis and psoriatic arthritis drug, Enbrel(R), in a Phase III clinical trial in patients with moderate-to-severe plaque psoriasis, meeting the primary endpoint and all secondary endpoints, that the primary and key secondary endpoints were met in a second Phase III trial, and that a filing for regulatory approval with the FDA for this medication was submitted in July of 2003;

          o Biogen Inc. has announced that the FDA has approved Amevive(R) to treat moderate-to-severe chronic plaque psoriasis in adult patients who are candidates for systemic therapy or phototherapy and the product has been launched in the U.S.;

          o Centocor Inc., a unit of Johnson & Johnson, has announced that it has tested its rheumatoid arthritis and Crohn's disease drug, Remicade(R), in psoriasis showing clinical benefits (and it has been announced that the drug has shown promising results in patients with psoriatic arthritis);

          o Abbott Laboratories has announced the commencement of a Phase II psoriasis trial and Phase III psoriatic arthritis trial of its rheumatoid arthritis drug HumiraTM;

          o MedImmune, Inc. has completed enrollment in three Phase II trials to evaluate its anti-T cell monoclonal antibody in psoriasis; and

          o other companies, including Tularik Inc., are developing monoclonal antibody or other products for treatment of inflammatory skin disorders.

     A number of companies are developing monoclonal antibodies targeting cancers, which may prove more effective than the ING-1 antibody.

     It is possible that one or more other companies may be developing one or more products based on the same human protein as our NEUPREX(R) product, and these product(s) may prove to be more effective than NEUPREX(R) or receive regulatory approval prior to NEUPREX(R) or any BPI-derived product developed by XOMA.

Even If We Or Our Third Party Collaborators Bring Products To Market, We May Be Unable To Effectively Price Our Products Or Obtain Adequate Reimbursement For Sales Of Our Products, Which Would Prevent Our Products From Becoming Profitable.

     If we or our third party collaborators succeed in bringing our product candidates to the market, they may not be considered cost-effective, and reimbursement to the patient may not be available or may not be sufficient to allow us to sell our products on a competitive basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the patient from third-party payors, such as government and private insurance plans. Third-party payors are increasingly challenging the prices charged for pharmaceutical products and services. Our business is affected by the efforts of government and third-party payors to contain or reduce the cost of health care through various means. In the United States, there have been and will continue to be a number of federal and state proposals to implement government controls on pricing. In addition, the emphasis on managed care in the United States has increased and will continue to increase the pressure on the pricing of pharmaceutical products. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect these proposals or managed care efforts may have on our business.

If Our And Our Partners' Patent Protection For Our Principal Products And Processes Is Not Enforceable, We May Not Realize Our Profit Potential.

     Because of the length of time and the expense associated with bringing new products to the marketplace, we and our partners hold and are in the process of applying for a number of patents in the United States and abroad to protect our products and important processes and also have obtained or have the right to obtain exclusive licenses to certain patents and applications filed by others. However, the patent position of biotechnology companies generally is highly uncertain and involves complex legal and factual questions, and no consistent policy regarding the breadth of allowed claims has emerged from the actions of the U.S. Patent and Trademark Office with respect to biotechnology patents. Legal considerations surrounding the validity of biotechnology patents continue to be in transition, and historical legal standards surrounding questions of validity may not continue to be applied, and current defenses as to issued biotechnology patents may not in fact be considered substantial in the future. These factors have contributed to uncertainty as to:

          o the degree and range of protection any patents will afford against competitors with similar technologies

          o    if and when patents will issue

          o whether or not others will obtain patents claiming aspects similar to those covered by our patent applications or

          o the extent to which we will be successful in avoiding infringement of any patents granted to others.

     The Patent Office has issued approximately 71 patents to us related to our products based on human bactericidal permeability-increasing protein, which we call BPI, including novel compositions, their manufacture, formulation, assay and use. In addition, we are the exclusive licensee of BPI-related patents and applications owned by New York University and Incyte Pharmaceuticals Inc. The Patent Office has also issued nine patents to us related to our bacterial expression technology.

     If certain patents issued to others are upheld or if certain patent applications filed by others issue and are upheld, we may require licenses from others in order to develop and commercialize certain potential products incorporating our technology or we may become involved in litigation to determine the proprietary rights of others. These licenses, if required, may not be available on acceptable terms, and any such litigation may be costly and may have other adverse effects on our business, such as inhibiting our ability to compete in the marketplace and absorbing significant management time.

     Due to the uncertainties regarding biotechnology patents, we also have relied and will continue to rely upon trade secrets, know-how and continuing technological advancement to develop and maintain our competitive position. All of our employees have signed confidentiality agreements under which they have agreed not to use or disclose any of our proprietary information. Research and development contracts and relationships between us and our scientific consultants and potential customers provide access to aspects of our know-how that are protected generally under confidentiality agreements. These confidentiality agreements may not be honored or may not be enforced by a court. To the extent proprietary information is divulged to competitors or to the public generally, such disclosure may adversely affect our ability to develop or commercialize our products by giving others a competitive advantage or by undermining our patent position.

Protecting Our Intellectual Property Can Be Costly And Expose Us To Risks Of Counterclaims Against Us.

     We may be required to engage in litigation or other proceedings to protect our intellectual property. The cost to us of this litigation, even if resolved in our favor, could be substantial. Such litigation could also divert management's attention and resources. In addition, if this litigation is resolved against us, our patents may be declared invalid, and we could be held liable for significant damages. In addition, if the litigation included a claim of infringement by us of another party's patent that was resolved against us, we or our collaborators may be enjoined from developing, manufacturing, selling or importing products, processes or services without a license from the other party.

The Financial Terms Of Some Of Our Existing Or Future Collaborative Arrangements Could Result In Dilution Of Our Share Value.

     In November of 2003, we announced that we exercised our option to defer payment of $40 million of our convertible loan from Genentech related to the development of RAPTIVA(TM) and pay the remaining balance of approximately $29.6 million under the development loan with preference shares before year-end 2003. These preference shares were issued in December of 2003 and are convertible into an aggregate of 3,818,395 common shares at a conversion price of approximately $7.75 per share, the price determined under the loan agreements at the time we notified Genentech of our election.

     Our financing arrangement with Millennium includes a $5.0 million convertible note we issued to Millennium in November of 2001, which comes due in February of 2004 and may be converted into common shares at that time. In addition, we have the option to issue up to $14.7 million worth of common shares, excluding the convertible debt, to Millennium through February of 2005. As of December 31, 2003, the total amount issuable in 2004 was approximately $16.4 million. The number of shares to be issued will be based on a conversion price to be calculated at the time of conversion. This arrangement, as well as future arrangements we may enter into with similar effect, could result in dilution in the value of our shares.


Because Many Of The Companies We Do Business With Are Also In The Biotechnology Sector, The Volatility Of That Sector Can Affect Us Indirectly As Well As Directly.

         The same factors that affect us directly because we are a biotechnology company can also adversely impact us indirectly by affecting the ability of our collaborators, partners and others we do business with to meet their obligations to us or our ability to realize the value of the consideration provided to us by these other companies. For example, in connection with our licensing transactions relating to our bacterial expression technology, we have in the past and may in the future agree to accept equity securities of the licensee in payment of license fees. The future value of these or any other shares we receive is subject both to market risks affecting our ability to realize the value of these shares and more generally to the business and other risks to which the issuer of these shares may be subject.

As We Do More Business Internationally, We Will Be Subject To Additional Political, Economic And Regulatory Uncertainties.

     We may not be able to successfully operate in any foreign market. We believe that, because the pharmaceutical industry is global in nature, international activities will be a significant part of our future business activities and that, when and if we are able to generate income, a substantial portion of that income will be derived from product sales and other activities outside the United States. Foreign regulatory agencies often establish standards different from those in the United States, and an inability to obtain foreign regulatory approvals on a timely basis could put us at a competitive disadvantage or make it uneconomical to proceed with a product's development. International operations may be limited or disrupted by:

          o    imposition of government controls,

          o    export license requirements,

          o    political or economic instability,

          o    trade restrictions,

          o    changes in tariffs,

          o    restrictions on repatriating profits,

          o    exchange rate fluctuations,

          o    withholding and other taxation, and

          o    difficulties in staffing and managing international operations.

Because We Are A Relatively Small Biopharmaceutical Company With Limited Resources, We May Not Be Able To Attract And Retain Qualified Personnel, And The Loss Of Key Personnel Could Delay Or Prevent Achieving Our Objectives.

     Our success in developing marketable products and achieving a competitive position will depend, in part, on our ability to attract and retain qualified scientific and management personnel, particularly in areas requiring specific technical, scientific or medical expertise. There is intense competition for such personnel. Our research, product development and business efforts would be adversely affected by the loss of one or more of key members of our scientific or management staff, particularly our executive officers: John L. Castello, our Chairman of the Board, President and Chief Executive Officer; Patrick J. Scannon, M.D., Ph.D., our Senior Vice President and Chief Scientific and Medical Officer; Clarence L. Dellio, our Senior Vice President and Chief Operating Officer; Peter B. Davis, our Vice President, Finance and Chief Financial Officer; and Christopher J. Margolin, our Vice President, General Counsel and Secretary. We have employment agreements with Mr. Castello, Dr. Scannon and Mr. Davis. We currently have no key person insurance on any of our employees.

We Are Exposed To An Increased Risk Of Product Liability Claims.

     The sale, testing and marketing of medical products entails an inherent risk of allegations of product liability. We believe that we currently have adequate levels of insurance for our clinical trials, however, in the event of one or more large, unforeseen awards, such levels may not provide adequate coverage. We will seek to obtain additional insurance, if needed, as commercialization of RAPTIVA(TM) continues; however, because we have not yet determined whether additional insurance is needed, we do not know whether adequate insurance coverage will be available or be available at acceptable costs. A significant product liability claim for which we were not covered by insurance would have to be paid from cash or other assets. To the extent we have sufficient insurance coverage, such a claim would result in higher subsequent insurance rates.

We May Be Subject To Increased Risks Because We Are A Bermuda Company.

     Alleged abuses by certain companies that have changed their legal domicile from jurisdictions within the United States to Bermuda have created an environment where, notwithstanding that we changed our legal domicile in a transaction that was approved by our shareholders and fully taxable to our company under U.S. law, we may be exposed to various prejudicial actions, including:

          o    "blacklisting" of our common shares by certain pension funds;

          o    legislation restricting certain types of transactions; and

          o    punitive tax legislation.

     We do not know whether any of these things will happen, but if implemented one or more of them may have an adverse impact on our future operations or our share price.

If You Were To Obtain A Judgment Against Us, It May Be Difficult To Enforce Against Us Because We Are A Foreign Entity.

     We are a Bermuda company. All or a substantial portion of our assets may be located outside the United States. As a result, it may be difficult for shareholders and others to enforce in United States courts judgments obtained against us. We have irrevocably agreed that we may be served with process with respect to actions based on offers and sales of securities made hereby in the United States by serving Christopher J. Margolin, c/o XOMA Ltd., 2910 Seventh Street, Berkeley, California 94710, our United States agent appointed for that purpose. We have been advised by our Bermuda counsel, Conyers Dill & Pearman, that there is doubt as to whether Bermuda courts would enforce judgments of United States courts obtained in actions against XOMA or our directors and officers that are predicated upon the civil liability provisions of the U.S. securities laws or certain original actions brought in Bermuda against XOMA or such persons predicated upon the U.S. securities laws. There is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of United States courts. Certain remedies available under the United States federal securities laws may not be allowed in Bermuda courts as contrary to that nation's policy.

Our Shareholder Rights Agreement Or Bye-laws May Prevent Transactions That Could Be Beneficial To Our Shareholders And May Insulate Our Management From Removal.

     In February of 2003, we adopted a new shareholder rights agreement (to replace the shareholder rights agreement that had expired), which could make it considerably more difficult or costly for a person or group to acquire control of XOMA in a transaction that our board of directors opposes.

     Our bye-laws:

          o require certain procedures to be followed and time periods to be met for any shareholder to propose matters to be considered at annual meetings of shareholders, including nominating directors for election at those meetings;

          o authorize our board of directors to issue up to 1,000,000 preference shares without shareholder approval and to set the rights, preferences and other designations, including voting rights, of those shares as the board of directors may determine; and

          o contain provisions, similar to those contained in the Delaware General Corporation Law, that may make business combinations with interested shareholders more difficult.

     These provisions of our shareholders rights agreement and our bye-laws, alone or in combination with each other, may discourage transactions involving actual or potential changes of control, including transactions that otherwise could involve payment of a premium over prevailing market prices to holders of common shares, could limit the ability of shareholders to approve transactions that they may deem to be in their best interests, and could make it considerably more difficult for a potential acquiror to replace management.

Risks Relating To This Offering

The Actual Or Anticipated Resale By Genentech Of Our Common Shares That We Issue To Genentech Upon Conversion Of The Preference Shares Or Which Genentech Otherwise Owns Or Acquires May Have An Adverse Impact On The Market Price Of Our Common Shares

     The resale by Genentech through open market transactions or other means of the common shares that we issue to Genentech upon conversion of the preference shares we have issued to them or that it otherwise owns or acquires may, depending upon the timing of the resales, depress the market price of our common shares. Moreover, as all the common shares issue upon conversion will be available for immediate resale, the mere prospect of our sales to it could depress the market price of our common shares. In addition, actual or anticipated downward pressure on the market price of our common shares due to actual or anticipated resales of our common shares by Genentech could cause some institutions or individuals to engage in short sales of our common shares, which may itself cause the market price of our common shares to decline.

Our Issuance Of Common Shares To Genentech Will Reduce The Percentage Equity Ownership Of Our Existing Shareholders

     We may issue to Genentech up to 3,818,395 of our common shares upon conversion of the preference shares. This issuance of common shares to Genentech will proportionately decrease our existing shareholders' percentage ownership of our total outstanding equity interests.

                INCORPORATION OF INFORMATION WE FILE WITH THE SEC

     The following documents filed by XOMA with the SEC pursuant to the Securities Exchange Act are "incorporated by reference" in this prospectus, which means we can disclose important information to you by referring you to these documents and they are considered to be a part of this prospectus:

          (1) annual report on Form 10-K for the fiscal year ended December 31, 2002 (file no. 0-14710);

          (2) quarterly reports on Form 10-Q for the quarterly periods ended March 31, 2003, June 30, 2003 and September 30, 2003, respectively (file no. 0-14710);

          (3) current report on Form 8-K dated and filed on November 27, 2001, as amended by amendments on Form 8-K/A dated and filed on December 13, 2001, October 24, 2002 and May 21, 2003, respectively (file no. 0-14710);

          (4) current report on Form 8-K dated and filed on April 11, 2003, as amended by amendment on Form 8-K/A filed on April 18, 2003 (file no. 0-14710);

          (5) current report on Form 8-K dated and filed on June 30, 2003 (file no. 0-14710);

          (6) current report on Form 8-K dated September 9, 2003 and filed on September 10, 2003 (file no. 0-14710);

          (7) current report on Form 8-K dated September 19, 2003 and filed on September 24, 2003 (file no. 0-14710);

          (8) current report on Form 8-K dated and filed on October 10, 2003 (file no. 0-14710);

          (9) current report on Form 8-K dated and filed on December 18, 2003, as amended by amendment on Form 8-K/A filed on January 9, 2004 (file no. 0-14710);

          (10) current report on Form 8-K dated and filed on January 6, 2004 (file no. 0-14710); and

          (11) the description of the common shares in the registration statement on Form 8-A dated and filed on April 1, 2003 under Section 12 of the Securities Exchange Act, including any amendment or report for the purpose of updating such description (file no. 0-14710).

     All documents filed by XOMA with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act after the date of this prospectus and before all of the common shares offered by this prospectus have been sold are deemed to be incorporated by reference in, and to be part of, this prospectus from the date any such document is filed.

     Any statements contained in a document incorporated by reference in this prospectus are deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus (or in any other subsequently filed document which also is incorporated by reference in this prospectus) modifies or supersedes such statement. Any statement so modified or superseded is not deemed to constitute a part of this prospectus except as so modified or superseded.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements made in this prospectus are forward-looking in nature, including those relating to the sufficiency of our cash resources and the marketing and sales effort for RAPTIVA(TM), as well as other statements related to current plans for product development and existing and potential collaborative and licensing relationships, or that otherwise relate to future periods and other statements that are not historical facts. The words "believe," "plan," "intend," "expect" and similar expressions are intended to identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. They apply only as of the date of this prospectus except that statements incorporated by reference from previously filed reports apply as of the date made. The occurrence of the events described, and the achievement of the intended results, depend on many events, some or all of which are not predictable or not within our control. Actual results may differ materially from those anticipated in any forward-looking statements. Many risks and uncertainties are inherent in the biopharmaceutical industry. Others are more specific to our business. Many of the significant risks related to our business are described in this prospectus. These include, among others, the period for which our cash resources are sufficient could be shortened if expenditures are made earlier or in larger amounts than anticipated or are unanticipated or if funds are not available on acceptable terms; and the marketing and sales effort for RAPTIVA(TM) may not be successful due to the strength of competition or if physicians do not adopt the product as treatment for their patients. These and other risks, including those related to the results of pre-clinical testing; the timing or results of pending and future clinical trials (including the design and progress of clinical trials; safety and efficacy of the products being tested; action, inaction or delay by the FDA, European or other regulators or their advisory bodies; and analysis or interpretation by, or submission to, these entities or others of scientific data); changes in the status of existing collaborative relationships; the ability of collaborators and other partners to meet their obligations; competition; market demand for products; scale-up and marketing capabilities; availability of additional licensing or collaboration opportunities; international operations; share price volatility; our financing needs and opportunities; uncertainties regarding the status of biotechnology patents; uncertainties as to the costs of protecting intellectual property; and risks associated with our status as a Bermuda company are described in more detail in "Risk Factors." We undertake no obligation to publicly update any forward-looking statements, regardless of any new information, future events or other occurrences. We advise you, however, to consult any additional disclosures we make in our reports to the SEC on Forms 10-K, 10-Q and 8-K.

                              --------------------

     We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these common shares or our solicitation of your offer to buy the common shares in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus should imply that the information contained in this prospectus or the affairs of XOMA have not changed since the date of this prospectus.

              PRICE RANGE OF COMMON SHARES AND DIVIDEND INFORMATION

         XOMA's common shares (such common shares and the common stock of our predecessor Delaware corporation are referred to in this prospectus as the common shares) trade on the Nasdaq National Market under the symbol "XOMA." The following table sets forth the quarterly range of high and low reported sale prices of the common shares on the Nasdaq National Market for the periods indicated (in United States dollars):

                                                        High            Low

 2002:

            First Quarter                            $12.190           $7.510
            Second Quarter                             8.510            3.000
            Third Quarter                              7.200            3.250
            Fourth Quarter                             6.250            3.800

 2003:

            First Quarter                             $4.600           $2.840
            Second Quarter                            $8.000           $3.790
            Third Quarter                            $10.700           $5.040
            Fourth Quarter                            $8.250           $5.850

 2004:

            First Quarter (through January 20)        $7.710           $6.600

     On January 20, 2004 the last reported sale price of the common shares as reported on the Nasdaq National Market was $7.18 per share. As of January 20, 2004, there were approximately 3,039 record holders of XOMA's common shares.

     XOMA has not paid dividends on its common equity. XOMA currently does not intend to pay dividends and intends to retain any earnings for use in its business and the financing of its capital requirements for the foreseeable future. The payment of any future cash dividends on XOMA's common shares will necessarily be dependent upon the earnings and financial needs of XOMA, along with applicable legal and contractual restrictions.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common shares by the selling shareholder to you.

     We have used the proceeds from the common shares previously issued to Genentech covered by this prospectus and the convertible subordinated debt issued to Genentech, which was repaid in part with the issuance of preference shares that are convertible into common shares covered by this prospectus, for the development of RAPTIVA(TM), a humanized anti-CD11a monoclonal antibody, in collaboration with Genentech.

                               SELLING SHAREHOLDER

     The selling shareholder is Genentech, Inc. As part of our financing arrangement with Genentech, we issued 2,959 Series B Preference Shares representing repayment of $29,590,000 of a development loan made by Genentech to us. Each Preference Share is convertible into that number of our common shares equal to $10,000 divided by the conversion price of approximately $7.75. Upon conversion of the preference shares, Genentech will receive 3,818,395 of our common shares.

     The following table sets forth certain information regarding the ownership of common shares by the selling shareholder as of January 20, 2004, and the number of common shares covered by this prospectus:

                                                                                                 Ownership
                                            Ownership                                         of common shares
                                         of common shares                             after the offering (assuming all
                                      prior to the offering                             shares offered are sold)(1)
                                     -----------------------                        ---------------------------------
                                                                    Number
              Name of                         Number               of Shares           Number of            Percent
        Selling Shareholder                 of Shares               Offered             Shares              of Class
------------------------------           ---------------         -------------        -------------        ----------
Genentech, Inc. (2)                       3,868,395(3)           3,868,395(3)               0                  0%



(1) For the purposes of this filing, we have assumed that all of the shares included in this registration statement will be sold; however, there is no contractual or other arrangement requiring any of the shares to be sold.

(2) The management of Genentech has voting and investment control over the common shares.

(3) Represents (i) 50,000 common shares held by Genentech and (ii) 3,818,395 of our common shares into which the preference shares issued to Genentech may be converted based on the conversion price of approximately $7.75 per share.

     As of January 20, 2004, the selling shareholder holds 50,000 of our common shares. The selling shareholder is deemed to be beneficial owners of 3,818,395 common shares issuable upon the conversion of the preference shares. Assuming the selling shareholder sells all of the common shares that it has acquired pursuant to its arrangement with us and does not otherwise acquire our common shares, it will not own any of our common shares after its sale of the common shares to you.

Material Terms Of Arrangement With Genentech

     In April of 1996, we entered into a collaborative agreement with Genentech to jointly develop RAPTIVA(TM) for treatment of psoriasis and organ transplant rejection. In connection with the agreement, Genentech purchased 1.5 million common shares for approximately $9.0 million and agreed to lend us our share of the development costs for RAPTIVA(TM) until the completion of Phase III clinical trials and FDA approval. This funding was through the issuance of convertible subordinated notes due at the earlier of April of 2005 or upon regulatory approval of RAPTIVA(TM).

     On October 27, 2003, the FDA approved RAPTIVA(TM) for the treatment of chronic moderate-to-severe plaque psoriasis in adults who are candidates for systemic therapy or phototherapy. Under the terms of our financing arrangement with Genentech, this approval triggered a 90-day period at the end of which the convertible subordinated debt would have matured. For payment of the convertible subordinated debt, we elected pursuant to the development loan agreement to defer payment of $40.0 million as an offset against our proceeds from our

25% share of U.S. operating profits on the product and to pay the remaining balance (approximately $29.6 million) with preference shares before December 31, 2003. These preference shares were issued in December of 2003 and are convertible into an aggregate of 3,818,395 common shares at a conversion price of approximately $7.75 per share.

     We have agreed to register the resale of the common shares that we may issue to Genentech upon conversion of these preference shares. This prospectus is intended to satisfy these registration obligations.

     The 3,868,395 shares covered by this prospectus consist of

o    50,000 common shares held by Genentech; and

o 3,818,395 of our common shares into which the preference shares issued to Genentech may be converted based on the conversion price of approximately $7.75 per share and in the aggregate would have represented approximately 4.6% of our outstanding common shares as of January 20, 2004, after giving effect to their issuance.

                          DESCRIPTION OF SHARE CAPITAL

     The following statements with respect to our share capital are subject to the detailed provisions of our memorandum of continuance and bye-laws. These statements do not purport to be complete and, while we believe the descriptions of the material provisions of the memorandum of continuance and bye-laws incorporated by reference are accurate statements with respect to such material provisions, such statements are subject to the detailed provisions in the memorandum of continuance and bye-laws, to which reference is hereby made for a full description of such provisions.

COMMON SHARES

General

     The memorandum of continuance and the bye-laws provide that our authorized common share capital is limited to 135,000,000 common shares, par value U.S.$.0005 per share. As of January 20, 2004, there were 84,097,666 common shares outstanding.

Voting

     The holders of common shares are entitled to one vote per share. All actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class (together with the Series A preference shares (as described below), if any), except as provided by law.

Dividends

     Holders of common shares are entitled to participate, on a share for share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by our board of directors, subject to the rights of holders of preference shares. Dividends will generally be payable in U.S. dollars. We have not paid cash dividends on the common shares. We currently do not intend to pay dividends and intend to retain any of our earnings for use in our business and the financing of our capital requirements for the foreseeable future. The payment of any future cash dividends on the common shares is necessarily dependent upon our earnings and financial needs, along with applicable legal and contractual restrictions.

Liquidation

     On a liquidation of XOMA, holders of common shares will be entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

     The common shares are not subject to redemption either by us or the holders thereof.

Variation of Rights

     Under our bye-laws, if at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed by the holders of a majority of such shares at a separate general meeting.

PREFERENCE SHARES

General

     Under our memorandum of continuance and bye-laws, we have the authority to issue 1,000,000 preference shares, par value U.S.$.05 per share. Of these, 135,000 preference shares have been designated Series A Preference Shares and 8,000 preference shares have been designated Series B Preference Shares. Under our bye-laws, subject to the special rights attaching to any class of our shares not being varied and to any resolution approved by the holders of 75% of the issued shares entitled to vote in respect thereof, our board of directors may establish one or more classes or series of preference shares having the number of shares, designations, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations that the board of directors fixes without any shareholder approval.

The Series A Preference Shares

     There are no Series A preference shares outstanding. Pursuant to the rights of the Series A preference shares, subject to the rights of holders of any shares of any series of preference shares ranking prior and superior, the holders of Series A preference shares are entitled to receive, when, as and if declared by our board of directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year, commencing on the first dividend payment date after the first issuance of a share or fraction of a share of Series A preference shares, in an amount per share equal to the greater of (a) U.S.$1.00 or (b) 1,000 times the aggregate per share amount of all cash dividends, plus 1,000 times the aggregate per share amount of all non-cash dividends or other distributions, other than a dividend or bonus issue payable in common shares, declared on the common shares since the immediately preceding dividend payment date, or, with respect to the first dividend payment date, since the first issuance of Series A preference shares.

     In addition to any other voting rights required by law, holders of Series A preference shares shall have the right to vote on all matters submitted to a vote of our shareholders with each share of Series A preference shares entitled to 1,000 votes. Except as otherwise provided by law, holders of Series A preference shares, holders of common shares and holders of any other shares having general voting rights shall vote together as one class on all matters submitted to a vote of our shareholders.

     Unless otherwise provided in the rights attaching to a subsequently designated series of our preference shares, the Series A preference shares shall rank junior to any other series of preference shares subsequently issued as to the payment of dividends and distribution of assets on liquidation, dissolution or winding-up and shall rank senior to the common shares. Upon any liquidation, dissolution or winding-up of XOMA, no distributions shall be made to holders of shares ranking junior to the Series A preference shares unless, prior thereto, the holders of Series A preference shares shall have received an amount equal to accrued and unpaid dividends and distributions, whether or not declared, to the date of such payment, plus an amount equal to the greater of (1) U.S.$100.00 per share or (2) an aggregate amount per share equal to 1,000 times the aggregate amount to be distributed per share to holders of common shares or to the holders of shares ranking on parity with the Series A preference shares, except distributions made ratably on the Series A preference shares and all other such parity shares in proportion to the total amount to which the holders of all such shares are entitled upon such liquidation, dissolution or winding-up.

     If we shall enter into any consolidation, amalgamation, merger, combination or other transaction in which common shares are exchanged for or changed into cash, other securities and/or any other property, then any Series A preference shares outstanding shall at the same time be similarly exchanged or changed in an amount per share equal to 1,000 times the aggregate amount of cash, securities and/or other property, as the case may be, into which or for which each common share is changed or exchanged.

     The Series A preference shares shall not be redeemable.

The Series B Preference Shares

     8,000 Series B preference shares have been designated for issuance of which 2,959 Series B preference shares were issued upon conversion of the convertible subordinated loans to us made by Genentech in connection with the funding of the our development costs for RAPTIVA(TM) following the regulatory approval of RAPTIVA(TM). Pursuant to the rights of the Series B preference shares, the holders of Series B preference shares will not be entitled to receive any dividends on the Series B preference shares.

     The Series B preference shares will rank senior with respect to rights on liquidation, winding-up and dissolution of XOMA to all classes of common shares. Upon any voluntary or involuntary liquidation, dissolution or winding-up of XOMA, holders of Series B preference shares will be entitled to receive U.S.$10,000 per share of Series B preference shares before any distribution is made on the common shares. The holders of Series B preference shares will have no voting rights, except as required under Bermuda law.

     The holders of Series B preference shares will have the right to convert Series B preference shares into common shares at a conversion price equal to the current market price of the common shares (determined as provided below). The current market price will be determined (a) for Series B preference shares issued in connection with a conversion of one or more of the convertible subordinated loans upon certain regulatory approvals, payment defaults or in certain other circumstances, as of the date on which XOMA gives notice of its intention to convert, and (b) for Series B preference shares issued in connection with certain prepayments of one or more of the convertible subordinated loans or a conversion thereof in certain other circumstances, as of the date XOMA gives notice of its intention to prepay.

     The Series B preference shares will be automatically converted into common shares at its then effective conversion rate immediately upon the transfer by the initial holder to any third party which is not an affiliate of such holder.

     We will have the right, at any time and from time to time, to redeem any or all Series B preference shares for cash in an amount equal to the conversion price multiplied by the number of common shares into which each such share of Series B preference shares would then be convertible.

OUTSTANDING WARRANTS

     XOMA issued 250,000 common stock purchase warrants to Incyte in July of 1998, of which 125,000 remain outstanding. Each Incyte warrant outstanding entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the Incyte warrants at an exercise price of $6.00 per share on or before July 9, 2008 or earlier upon the related license becoming fully paid up. Incyte is the holder of these warrants and received them as part of the consideration for the grant to XOMA of an exclusive license to all of Incyte's patent rights relating to BPI.

     XOMA issued 379,000 warrants to purchase common shares in January of 1999 and March of 1999, of which 75,000 remain outstanding. Each January and March 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. The current holder, Otape Investments LLC, may exercise the January and March 1999 warrants at an exercise price of $5.85 per share on or before January 29, 2004.

     XOMA issued 150,000 warrants to purchase common shares in July of 1999. Each July 1999 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the July 1999 warrants at an exercise price of $5.75 per share on or before July 21, 2004. Sutro & Co. Incorporated and Arnhold and S. Bleichroeder, Inc. are the holders of these warrants and received them as consideration for their services as placement agents for a private placement of our common shares in July of 1999.

     XOMA issued 250,000 warrants to purchase common shares in February of 2000. Each February 2000 warrant entitles the holder thereof to purchase one common share, subject to anti-dilution adjustments. A holder may exercise the February 2000 warrants at an exercise price of $5.00 per share on or before February 11, 2005. Sutro & Co. Incorporated and Arnhold and S. Bleichroeder, Inc. are the holders of these warrants and received them as consideration for their services as placement agents for a private placement of our common shares in February of 2000.

     All of the warrants described above were issued in reliance on the exemption from registration provided in Section 4(2) of the Securities Act. None of the warrants described above have been registered under the Securities Act and none may be transferred except pursuant to an effective registration statement under the Securities Act or pursuant to an exception from registration thereunder. Additionally, all of the warrants contain certain restrictions on their transfer. XOMA is not obligated and does not intend to register the warrants under the Securities Act.

                              PLAN OF DISTRIBUTION

     Any or all of the common shares being offered by this prospectus may be sold from time to time to purchasers directly by the selling shareholder or by pledgees, donees, transferees or other successors in interest. Alternatively, the selling shareholder may from time to time offer any or all of the common shares through underwriters, brokers, dealers or agents who may receive compensation in the form of underwriting discounts, concessions or commissions from the selling shareholder and/or the purchasers of common shares for whom they may act. The selling shareholder, and any such underwriters, brokers, dealers or agents that participate in the distribution of common shares, are underwriters, and any profit on the sale of the common shares by them and any discounts, commissions or concessions received by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any such common shares may be so offered or sold in the open market, on the Nasdaq National Market or such other exchange or market where our common shares are then traded, in privately negotiated transactions (subject to limitations imposed by the investment agreement), in an underwritten offering, in block trades, to a broker or dealer for its account in ordinary brokerage transactions, or a combination of such methods. The selling shareholder will make such sales at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. To the extent required, the name of the selling shareholder, the number of common shares to be sold, the purchase price, the public offering price, the name of any agent, dealer, broker or underwriter and any applicable commission or discount or other items constituting compensation or indemnification arrangements with respect to a particular offering will be set forth in an accompanying prospectus supplement. These and other matters may also be addressed in one or more post-effective amendments to the registration statement of which this prospectus is a part. XOMA will receive no proceeds from the sale by the selling shareholder of the common shares offered by this prospectus.

     In connection with distributions of the common shares, and subject to limitations imposed by the investment agreement, the selling shareholder may enter into option, equity forward, collar or other transactions with broker-dealers that involve the delivery of the common shares to the broker-dealers, which may then resell or otherwise transfer such common shares. The selling shareholder also may loan or pledge the common shares to a broker-dealer and the broker-dealer may sell the common shares so loaned or upon a default may sell or otherwise transfer the pledged common shares.

     In addition, the selling shareholder and any other persons participating in the sale or distribution of the shares offered by this prospectus will be subject to liability under the federal securities laws and must comply with the requirements of the Securities Act and the Securities Exchange Act, including Rule 10b-5 and Regulation M under the Securities Exchange Act. These rules and regulations may limit the timing of purchases and sales of our common shares by the selling shareholder or such other persons. Under these rules and regulations, the selling shareholder and such other persons:

o may not engage in any stabilization activity in connection with our common shares;

o must furnish each broker which offers our common shares covered by this prospectus with the number of copies of this prospectus and any prospectus supplement which are required by such broker; and

o may not bid for or purchase any of our common shares or attempt to induce any person to purchase any of our common shares other than as permitted under the Securities Exchange Act.

     These restrictions may affect the marketability of our common shares by the selling shareholder.

     To permit the selling shareholders to resell our common shares issued to it upon conversion of the preferred shares, we agreed to register those shares and to maintain that registration. We have also agreed with the selling shareholder that, subject to limited exceptions for specified time periods, we will prepare and file any amendments and supplements to this prospectus and the registration statement of which it is a part as may be necessary to keep the registration statement current and effective until:

o the date on which the selling shareholder may sell all of the common shares then held by the selling shareholder issued to it upon conversion of the preferred shares without restriction by the volume limitations of Rule 144(e) of the Securities Act; or

o the date after which all of our common shares held by the selling shareholder that are covered by the registration statement have been sold by the selling shareholder under a registration statement or pursuant to Rule 144.

     We have agree to indemnify and hold harmless the selling shareholder, any broker-dealer named in the registration statement of which this prospectus is a part and their respective controlling persons against certain liabilities, including liabilities under the Securities Act, which may be based upon, among other things, any untrue statement or alleged untrue statement of a material fact contained in or incorporated by reference into the registration statement or any omission or alleged omission to state in the registration statement or any document incorporated by reference into the registration statement a material fact required to be stated therein or necessary to make the statements therein not misleading, unless made or omitted in reliance upon and in conformity with written information provided to us by the selling shareholder or such broker-dealer.

     All expenses incurred by XOMA in complying with the registration rights granted to the selling shareholder pursuant to which the registration statement to which this prospectus relates has been filed, estimated to be approximately $115,000, will be borne by XOMA. As and when XOMA is required to update this prospectus, it may incur additional expenses in excess of this estimated amount.

     Any common shares offered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under such rule rather than pursuant to this prospectus.

                                  LEGAL OPINION

     The validity of the common shares to which this prospectus relates has been passed upon for XOMA by Conyers Dill & Pearman, located in Hamilton, Bermuda.

                                     EXPERTS

     The consolidated financial statements of XOMA Ltd. appearing in XOMA Ltd.'s Annual Report (Form 10-K) for the year ended December 31, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                       WHERE YOU CAN GET MORE INFORMATION

     This prospectus is part of a registration statement that we have filed with the SEC. The registration statement contains exhibits and other information not included in this prospectus. At your request, we will pro-vide you, without charge, a copy of any documents incorporated by reference in, or included as exhibits to, our registration statement. If you would like more information, write or call us at:

                                    XOMA Ltd.
                               2910 Seventh Street
                               Berkeley, CA 94710
                            Telephone: (510) 204-7273

     XOMA files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. XOMA's SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

         The estimated expenses in connection with this offering are as follows:

                                                                                                     Amount
                                                                                                   to be Paid
                                                                                                   -----------
SEC registration fee .....................................................................            $1,333
Nasdaq fee ...............................................................................            22,500
Legal fees and expenses (including Blue Sky fees and expenses)............................            75,000
Accounting fees and expenses .............................................................            15,000
Miscellaneous ............................................................................             1,167
                                                                                                   -----------
         Total ...........................................................................          $115,000

Item 15.  Indemnification of Directors and Officers

     Under Bermuda law, a company is permitted to indemnify any officer or director, out of the funds of the company, against (i) any liability incurred by him or her in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted, or in connection with any application under relevant Bermuda legislation in which relief from liability is granted to him or her by the court and (ii) any loss or liability resulting from negligence, default, breach of duty or breach of trust, save for his or her fraud or dishonesty.

     The bye-laws of XOMA provide for the indemnity by XOMA of the officers, directors and employees of XOMA to the fullest extent permitted by law.

     Expenses (including attorneys' fees) incurred by an officer or director of XOMA in defending any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by XOMA in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by XOMA pursuant to the Companies Act 1981 of Bermuda.

     An officer or director of XOMA shall not be personally liable to XOMA or its shareholders for monetary damages for any breach of fiduciary duty as a director or officer, except to the extent that such limitation is prohibited by the Companies Act 1981 of Bermuda.

     The indemnification and advancement of expenses and the limitation of liability provided by the bye-laws shall not be deemed exclusive of any other rights which any officer, director or employee, as such, may have or hereafter acquire under the Companies Act 1981 of Bermuda, any other provision of the bye-laws, or any agreement or otherwise. Any repeal or modification of the aforementioned provisions of the bye-laws shall not adversely affect any right or protection existing at the time of such repeal or modification.

Item 16.  Exhibits and Financial Statement Schedules

(a)      Exhibits

     Exhibit
     Number                                                                Page
   -----------                                                           -------

       3.1         Memorandum of Continuance of XOMA Ltd. (Exhibit 3.4) (1)

       3.2         Bye-Laws of XOMA Ltd. (as amended) (Exhibit 3.2) (1)

       4.1 Shareholder Rights Agreement dated as of February 26, 2003 by and between XOMA Ltd. and Mellon Investor Services LLC as Rights Agent (Exhibit 4.1) (1)

       4.2 Form of Resolution Regarding Preferences and Rights of Series A Preference Shares (Exhibit 4.2) (1)

       4.3 Form of Resolution Regarding Preferences and Rights of Series B Preference Shares (Exhibit 4.3) (2)

       4.4         Form of Common Stock Purchase Warrant (Incyte Warrants)
                   (Exhibit 2) (3)

       4.5 Form of Common Share Purchase Warrant (January and March 1999 Warrants) (Exhibit 5) (4)

       4.6 Form of Common Share Purchase Warrant (July 1999 Warrants) (Exhibit 4) (5)

       4.7         Form of Common Share Purchase Warrant (2000 Warrants)
                   (Exhibit 4) (6)

       5.1         Opinion of Conyers Dill & Pearman

      10.1 Amended and Restated Collaboration Agreement, dated March 31, 2003, by and between XOMA (US) LLC and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission). (Exhibit 2) (7)

      10.2 Amended and Restated Convertible Secured Note Agreement (Development Loan), dated as of March 31, 2003. (Exhibit
                   3)(7)

      10.3 Secured Note Agreement (Commercial Launch Loan), dated as of March 31, 2003. (Exhibit 4)(7)

      10.4 Security Agreement, dated as of March 31, 2003, by and between XOMA Ltd. and Genentech, Inc. (Exhibit 5)(7)

      10.5 Registration Rights Agreement, dated as of March 31, 2003, by and between XOMA Ltd. and Genentech, Inc. (Exhibit 6)(7)

     Exhibit
     Number                                                                Page
   -----------                                                           -------


      23.1         Consent of Ernst & Young LLP, Independent Auditors

      23.3         Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

      24.1         Power of Attorney

--------------------

(1) Incorporated by reference to the referenced exhibit to XOMA's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 0-14710).

(2) Incorporated by reference to the referenced exhibit to XOMA's Registration Statement on Form S-4 filed November 27, 1998, as amended (File No. 333-68045).

(3) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated July 9, 1998 filed July 16, 1998 (File No. 0-14710).

(4) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated January 28, 1999 filed January 29, 1999, as amended (File No. 0-14710).

(5) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated July 23, 1999 filed July 26, 1999 (File No. 0-14710).

(6) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000 (File No. 0-14710).

(7) Incorporated by reference to the referenced exhibit to XOMA's Amendment No. 1 to Current Report on Form 8-K/A dated March 31, 2003 and filed on April 18, 2003 (File No. 0-14710).

Item 17.  Undertakings

     The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in the post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Berkeley, State of California, on January 23, 2004.


                                    XOMA LTD.



                                    By:  /s/ John L. Castello
                                         ---------------------------------------
                                        Name:    John L. Castello
                                        Title:   Chairman of the Board,
                                                 President and Chief
                                                 Executive Officer

                                POWER OF ATTORNEY

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John L. Castello and Christopher J. Margolin, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) and supplements to this registration statement, and to file the same, with the SEC and the Bermuda Registrar of Companies, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



          Signature                                     Title                                     Date
       ---------------                                ---------                                 --------

                                         Chairman of the Board, President and Chief          January 23, 2004
                                         Executive Officer (Principal Executive
/s/ John L. Castello                     Officer)
--------------------
John L. Castello

                                         Chief Scientific and Medical Officer and            January 23, 2004
/s/ Patrick J. Scannon                   Director
--------------------
Patrick J. Scannon

                                         Vice President, Finance and Chief Financial         January 23, 2004
                                         Officer (Principal Financial and Accounting
/s/ Peter B. Davis                       Officer)
--------------------
Peter B. Davis

/s/ James G. Andress                     Director                                            January 23, 2004
--------------------
James G. Andress

/s/ William K. Bowes, Jr.                Director                                            January 23, 2004
-------------------------
William K. Bowes, Jr.

/s/ Arthur Kornberg                      Director                                            January 23, 2004
--------------------
Arthur Kornberg

/s/ Steven C. Mendell                    Director                                            January 23, 2004
--------------------
Steven C. Mendell

/s/ W. Denman Van Ness                   Director                                            January 23, 2004
----------------------
W. Denman Van Ness

/s/ Patrick J. Zenner                    Director                                            January 23, 2004
---------------------
Patrick J. Zenner


                                  EXHIBIT INDEX

    Exhibit
     Number                                                                 Page
   ----------                                                              -----

       3.1        Memorandum of Continuance of XOMA Ltd. (Exhibit 3.4) (1)

       3.2        Bye-Laws of XOMA Ltd., as amended (Exhibit 3.2) (1)

       4.1 Shareholder Rights Agreement dated as of February 26, 2003 by and between XOMA Ltd. and Mellon Investor Services LLC as Rights Agent (Exhibit 4.1) (1)

       4.2 Form of Resolution Regarding Preferences and Rights of Series A Preference Shares (Exhibit 4.2) (1)

       4.3 Form of Resolution Regarding Preferences and Rights of Series B Preference Shares (Exhibit 4.3) (2)

       4.4        Form of Common Stock Purchase Warrant (Incyte Warrants)
                  (Exhibit 2) (3)

       4.5 Form of Common Share Purchase Warrant (January and March 1999 Warrants) (Exhibit 5) (4)

       4.6 Form of Common Share Purchase Warrant (July 1999 Warrants) (Exhibit 4) (5)

       4.7        Form of Common Share Purchase Warrant (2000 Warrants)
                  (Exhibit 4) (6)

       5.1        Opinion of Conyers Dill & Pearman

      10.1 Amended and Restated Collaboration Agreement, dated March 31, 2003, by and between XOMA (US) LLC and Genentech, Inc. (with certain confidential information omitted, which omitted information is the subject of a confidential treatment request and has been filed separately with the Securities and Exchange Commission (Exhibit (2) (7)

      10.2 Amended and Restated Convertible Secured Note Agreement (Development Loan), dated as of March 31, 2003. (Exhibit
                  3)(7)

      10.3 Secured Note Agreement (Commercial Launch Loan), dated as of March 31, 2003. (Exhibit 4)(7)

      10.4 Security Agreement, dated as of March 31, 2003, by and between XOMA Ltd. and Genentech, Inc. (Exhibit 5)(7)

      10.5 Registration Rights Agreement, dated as of March 31, 2003, by and between XOMA Ltd. and Genentech, Inc. (Exhibit 6)(7)

    Exhibit
     Number                                                                 Page
   ----------                                                              -----


      23.1        Consent of Ernst & Young LLP, Independent Auditors

      23.3        Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

      24.1        Power of Attorney

-------------------

(1) Incorporated by reference tot he referenced exhibit to XOMA's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (File No. 0-14710).

(2) Incorporated by reference to the referenced exhibit to XOMA's Registration Statement on Form S-4 filed November 27, 1998, as amended (File No. 333-68045).

(3) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated July 9, 1998 filed July 16, 1998 (File No. 0-14710).

(4) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated January 28, 1999 filed January 29, 1999, as amended (File No. 0-14710).

(5) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated July 23, 1999 filed July 26, 1999 (File No. 0-14710).

(6) Incorporated by reference to the referenced exhibit to XOMA's Current Report on Form 8-K dated February 11, 2000 filed February 14, 2000 (File No. 0-14710).

(7) Incorporated by reference to the referenced exhibit to XOMA's Amendment No. 1 to Current Report on Form 8-K/A dated and filed March 31, 2003 and filed on April 18, 2003 (File No. 0-14710).

                                                                     EXHIBIT 5.1




                     [Letterhead of Conyers Dill & Pearman]


                                                                 23 January 2004


XOMA Ltd.
2910 Seventh Street
Berkeley, California  94710
USA



Dear Sirs

XOMA Ltd. (the "Company")

We have acted as special legal counsel in Bermuda to the Company in connection with the Registration Statement on Form S-3 (the "Registration Statement", which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) filed with the U.S. Securities and Exchange Commission (the "Commission") on 23 January 2004 relating to the registration under the U.S. Securities Act of 1933 (the "Securities Act"), as amended, of an aggregate of 2,300,395 common shares par value US$.0005 per share (the "Common Shares"), issuable upon the conversion of the Series A Preference Shares (the "Preference Shares") issued by the Company pursuant to the Document (as defined below).

For the purposes of giving this opinion, we have examined a facsimile copy of the Registration Statement and an Amended and Restated Convertible Secured Note Agreement (the "Document", which term does not include any other instrument or agreement whether or not specifically referred to therein or attached as an exhibit or schedule thereto) between the Company and Genentech, Inc. dated as of 31 March 2003.

We have also reviewed the memorandum of continuance and the bye-laws of the Company, each certified by the Secretary of the Company on 21 January 2004, extracts of minutes of meetings of its directors held on 18 April 1996, 31 March 2003 and 10 December 2003 (the last of which in draft form) and minutes of a meeting of the members of the Company held on 31 January 2000 each certified by the Secretary of the Company on 21 January 2004 (together, the "Minutes") and such other documents and made such enquiries as to questions of law as we have deemed necessary in order to render the opinion set forth below.

We have assumed (a) the genuineness and authenticity of all signatures and the conformity to the originals of all copies (whether or not certified) examined by us and the authenticity and completeness of the originals from which such copies were taken, (b) that where a document has been examined by us in draft form, it will be or has been executed and/or filed in the form of that draft, and where a number of drafts of a document have been examined by us all changes thereto have been marked or otherwise drawn to our attention, (c) the capacity, power and authority of each of the parties to the Document, other than the Company, to enter into and perform its respective obligations under the Document, (d) the due execution and delivery of the Document by each of the parties thereto, except the Company, (e) the accuracy and completeness of all factual representations made in the Registration Statement, the Document and the other documents reviewed by us, (f) that the resolutions contained in the Minutes remain in full force and effect and have not been rescinded or amended,
(g) that the Company entered into the Document pursuant to its business of medical research, (h) that there are reasonable grounds for believing that prior to and immediately following the Company's entering into the Document, the Company was and remained able to pay its liabilities as they fall due, (i) that there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein, (j) the validity and binding effect under the laws of the State of New York of the Document in accordance with its terms, (k) that none of the parties to the Document has carried on or will carry on activities, other than the performance of its obligations under the Document, which would constitute the carrying on of investment business in or from within Bermuda and that none of the parties to the Document, other than the Company, will perform its obligations under the Document in or from within Bermuda, (l) that the Document was duly authorised and executed by the Company, (m) that the final version of the minutes of the meeting of the Company's directors held on 10 December 2003 will not differ from the draft we have reviewed, (n) that the Preference Shares were validly issued and paid for in accordance with the Document, and (0) that the Company is at all materials times listed on National Association of Securities Dealers Automatic Quotation System (NASDAQ).

We express no opinion as to the enforceability of any provision of the Document which provides for the payment of a specified rate of interest on the amount of a judgment after the date of judgment or which purports to fetter the statutory powers of the Company.

We have made no investigation of and express no opinion in relation to the laws of any jurisdiction other than Bermuda. This opinion is to be governed by and construed in accordance with the laws of Bermuda and is limited to and is given on the basis of the current law and practice in Bermuda. This opinion is issued solely for the purpose set out above and is not to be relied upon in respect of any other matter.

On the basis of and subject to the foregoing, we are of the opinion that:

1. The Common Shares have been duly authorised in accordance with the Company's memorandum of continuance and bye-laws.

2. When issued in accordance with the terms of the Preference Shares, the Common Shares will be validly issued, fully paid and non-assessable (meaning that no further sums are required to be paid by the holders thereof in connection with the issue of such shares).

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our firm under the headings "Risk Factors" and "Legal Opinion" in the Registration Statement. In giving such consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules and Regulations of the Commission promulgated thereunder.

Yours faithfully



CONYERS DILL & PEARMAN

/s/ CONYERS DILL & PEARMAN

                                                                    EXHIBIT 23.1

               CONSENT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of XOMA Ltd. for the registration of 2,300,395 of its common shares and to the incorporation by reference therein of our report dated February 7, 2003, except for Note 13 as to which the date is February 28, 2003, with respect to the consolidated financial statements of XOMA Ltd. included in its Annual Report (Form 10-K) for the year ended December 31, 2002, filed with the Securities and Exchange Commission.


                                                /S/ ERNST & YOUNG LLP


Palo Alto, California
January 21, 2004